Exhibit 1.7

RESOLUTION TO REVERSE SHARES OF COMMON STOCK OUTSTANDING AND TO CHANGE THE NAME OF THE CORPORATION

WHEREAS, the Board of Directors of the Corporation makes the following resolutions for the benefit of the Company and its shareholders:

RESOLVED, that the Board of Directors of the Corporation hereby decrees that each fifty (50) shares of Common Stock issued and outstanding immediately prior to the filing of such First Amended and Restated Articles of Incorporation as aforesaid shall be combined into one (1) share of validly issued, fully paid and non-assessable Common Stock. As soon as practicable after such date, the Corporation shall request holders of the Common Stock to be combined in accordance with the preceding to surrender certificates representing their Common Stock to the Corporation's authorized agent, and each such shareholder shall receive upon such surrender one or more stock certificates to evidence and represent the number of shares of Common Stock to which such shareholder is entitled after the combination of shares provided for herein; provided, however, that this Corporation shall not issue fractional shares of Common Stock in connection with this combination, but all fractional shares that would otherwise result shall be rounded up to one whole share of Common Stock.

BE IT FURTHER RESOVLED, the Board of Directors of the Corporation decrees that it is going to change the business objectives of the Company. To help achieve its new objectives, the name of the Company shall be changed from Avstar Aviation Group, Inc. to Spotlight Capital Holdings, Inc.

BE IT FURTHER RESOLVED that agents of the Company are to amend the articles of the Corporation, and take any actions necessary, to comply with the resolutions described above.

Date: Sept 8th, 2014

/s/Aaron C. Johnson

AARON C. JOHNSON, President and Chairman AvStar Aviation Group, Inc.